Exhibit 99.2
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
We consent to the use in this annual report of BCE Inc. on Form 40-F of our comments by auditors for U.S. readers on Canada-U.S. reporting differences and auditors’ report both dated January 31, 2006 on the consolidated balance sheets of BCE Inc. as at December 31, 2005 and 2004, and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2005 which appear in this annual report of BCE Inc. on Form 40-F for the year ended December 31, 2005.
We also consent to the incorporation by reference in Registration Statements No. 333-12130 on Form F-3 and No. 333-12780, 333-12802 and 333-12804 on Form S-8 of BCE Inc. of our comments by auditors for U.S. readers on Canada-U.S. reporting differences and auditors’ report both dated January 31, 2006 appearing in the annual report on Form 40-F of BCE Inc. for the year ended December 31, 2005.

(signed) Deloitte & Touche LLP
Deloitte & Touche LLP

Montreal, Canada
March 10, 2006